Mail Stop 4561

February 5, 2009

Mr. Jeffrey A. Patterson
Chief Executive Officer and President
Prime Group Realty Trust
77 West Wacker Drive
Suite 3900
Chicago, Illinois 60601

> **Re: Prime Group Realty Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 07/23/08**
> **Form 10-Q for the quarter ended June 30, 2008**
> **Filed 08/14/08**
> **File No. 001-13589**

Dear Mr. Patterson:

We have reviewed your response letter dated January 13, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Note 15 – Commitments and Contingencies, page F-40

1.   We are issuing this comment based on our conference call with you on February 3, 2009. We have concluded that it was not appropriate to record the $4.2 million payment to Mr. Casati related to your settlement of the Amended Tax Indemnity

Agreement with him as an adjustment to the purchase price allocation of Continental Towers. We note that you did not record a liability for this contingency at the time of the July 2005 Lightstone acquisition, because you did not believe that it had any value since it was not probable that you would have to pay out under the agreement since the triggering events were unlikely and within your control. Since you were able to determine the fair value of the contingency at the time of acquisition and you were not waiting for any additional information that you had arranged to obtain and that was known to be available or obtainable, the allocation period had ended; thus, the $4.2 million payment in January of 2006 should have been included in the determination of net income for the year ended December 31, 2006. Please amend your filings accordingly. See paragraphs 40, 41, and F1 of SFAS 141 for reference.

2.   In light of this restatement, please confirm that your officers have reconsidered their conclusions regarding the effectiveness of your disclosure controls and procedures, and please discuss your reconsiderations and revised conclusions in your amended filings.

3.   Please file an Item 4.02 Form 8-K to disclose the additional restatement of your financial statements.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief